SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 1999,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



REPORT FOR THE QUARTER

ENDED 30 JUNE 1999

KEY FEATURES

- Hedging serves well - received price of $312 for six months
- Operating profit up 47% to R1, 6 billion (22% to $258 million)
- Headline earnings before deferred tax adjustment up 51% to R1 billion (26% to $168 million)
- 16% return on shareholders' equity (including deferred tax)
- Dividend of 900 cents per share - yield of 7% off a share price of R250

		Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Six months ended June 1998	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Six months ended June 1998
		Rand/Metric				Dollar/Imperial			
Prepared in accordance with International Accounting Standards									
Gold									
Produced	- kg/oz (000)	53 438	53 711	107 150	104 744	1 717	1 728	3 445	3 368
Revenue	- R/kg/$/oz sold	61 841	60 960	61 398	56 464	314	311	312	347
Cash costs	- R/kg/$/oz produced	41 363	40 701	41 031	38 983	210	208	209	240
Total production costs	- R/kg/$/oz produced	47 017	46 492	46 753	45 715	239	237	238	286
Operating profit	- R million/$ million	797	779	1 576	1 071	131	127	258	211
Net capital expenditure	- R million/$ million	306	252	558	197	50	41	91	40
Attributable profit	- R million/$ million	1 018	611	1 629	1 000	166	101	267	198
Attributable earnings	- cents per share	1 040	625	1 664	1 022	170	103	273	202
Headline earnings	- cents per share	519	974	1 492	677	85	160	245	133
Headline earnings before deferred tax adjustment	- cents per share	519	504	1 022	677	85	83	168	133
Dividends	- cents per share			900	750			149	127

anglogold

ANGLOGOLD LIMITED
Registration No, 05/17354/06
Incorporated in the Republic of South Africa

Published by the AngloGold Corporate Communications Department

Postal address: PO Box 62117
                     Marshalltown
                     2107
                     South Africa

Telephone: (11) 637 6152
Facsimile: (11) 637 6399/6400
E-mail: investors@corp. anglogold. com




LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholder

It is with profound sadness that we begin this communication to you by reflecting on the underground explosion at Mponeng mine that claimed the lives of 19 workers on the night of 29 July. We have committed your company to full support of a government inquiry, already under way, and are confident that every effort will be made to identify the cause of this tragedy, together with ways to prevent any recurrence in the future. It is most important that the lessons learned are embodied in the company's extensive **Zero** Tolerance safety campaign launched recently. In extending our deepest condolences to the families of the men who died, we are mindful of the need to consider their future well-being. The Board has asked management to identify, in discussion with the representative unions, the most appropriate means of assisting not only these families but those of all workers who die in accidents on AngloGold mines.

In the first six months of 1999 - a period during which the gold price first traded in the $278 to $293 range and then plummeted to a 20-year low – AngloGold has produced creditable improvements in performance, compared with the same period last year.

Operating profit increased by 47% to R1,6 billion and headline earnings before deferred tax adjustment by 51% to R1 billion, giving a return on shareholders' equity (including deferred tax) of 16%, compared with 11% for the same period last year.

The company has been well served by its hedging activities, reporting a received price for the six months of $312, compared with a spot price of $280. This received price is, nevertheless, significantly lower than the $347 received for the equivalent period last year.

A dividend of 900 cents per share (compared to 750 for the first half of 1998) has been declared by the Board. This represents a dividend yield of 7% annualised, thus maintaining our reputation as a high income equity. The company's sound performance is reflected in its share price, compared with the FTSE gold index, shown in the graph below.



ANGLOGOLD vs FTSE GOLD INDEX

FTSEGOLD ⸺ AngloGold/FTSEGOLD

Share price prior to 30.06.98 is the Vaal Reefs share price

1



DIVIDENDS AND HEADLINE EARNINGS BEFORE DEFERRED TAX ADJUSTMENT

Cents per share

1050 — 900 — 750 — 600

Jun-98   Dec-98   Jun-99

Six months ended

■ Dividends per share   Earnings per share

The South African mines have had a difficult six months. The Elandsrand, Deelkraal, Savuka and Bambanani mines have all experienced production problems of various kinds and the Matjhabeng mine lost more than one tonne of gold production in the aftermath of the severe earthquake which occurred in April. We intend to provide more focused resources to these mines, which comprise 85% of the company's business, and this is expected to contribute to their improved performance.

The North American mines also had a slower than anticipated start, though production has picked up in the second quarter and costs have been well controlled. In contrast, the South American mines have had an excellent half-year, with production up and costs down. This is true also of the Sadiola mine in Mali. The diversity of AngloGold's operations demonstrates the ability of the company to cope with the inevitable adversities of individual mines.

The medium-term prospects for AngloGold are closely linked to those of the gold price. Our existing price hedges should allow the company to realise prices in the second half of this year similar to those of the first six months, even if the spot price remains at its present two-decade low.

Present price levels are frustrating, as the last quarter has seen strong growth in almost all physical off-take markets. South Korean and South East Asian demand increased by 50%, the Japanese market by 80% and the United States by 17%, while India recovered from a weak first quarter.

However, physical demand is taking second place at the moment to the speculation that most central banks will, in the foreseeable future, sell most of their gold. Indications from the US Federal Reserve and the European Central Bank suggest that neither of these important holders intends reducing the 21 000 tonnes they hold. Some perspective needs to be brought to the debate on the future gold management policies of central banks and other official institutions.

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

3 August 1999

SUMMARY OF OPERATIONS

SOUTH AFRICAN OPERATIONS

Overall performance

The performance during the second quarter reflected the impact of the severe earthquake measuring 4.6 on the Richter scale that struck the Free State goldfields on 23 April. Although all four of Matjhabeng's shafts were affected, it was Eland shaft that bore the brunt of the damage. This shaft is scheduled to return to full production in October this year.

Gold production at 44,6 tonnes (1 433 248 ounces) was 0.9 tonnes (28 421 ounces), 2% less than the first quarter. Eland shaft was 1 1 tonnes below expectations but this was offset by improved performances at Mponeng, Savuka and Elandsrand In line with expectations, the exceptional performances recorded at Great Noligwa and Kopanang in the March quarter were not sustainable.

In order to maintain full capacity at the metallurgical plants in the face of diminished reef tonnage, surface tonnage was substituted, resulting in a slight lowering of the yield (1%). Productivity, in grams per employee, fell by 1% from the previous quarter, mirroring the lower performance.

Cash operating costs were maintained at previous levels in absolute terms, but showed a slight increase in unit cost terms (2%) to end at R43 717 per kilogram or $222 per ounce.

A 1% improvement in the gold price received partially offset the reduced revenue from lower production. Consequently, operating profit fell by R31 million.

Earnings for the second quarter were increased by R543 million from the proceeds of R1 314 million received in respect of the sale of the company's 21.5% interest in Driefontein.

Mine performance

Great Noligwa, as expected, has not been able to sustain the high grade and consequent gold output of the previous quarter. Its production has also been impacted by an earlier than planned intersection of the Jersey fault with the subsequent loss of some high-grade panels. A fire experienced in early July will not have any significant impact on production for the third quarter.

Management focus on vamping and tramming operations at **Kopanang,** together with improved tonnage from stoping, generated above targeted results. These were below the March quarter achievements, however.

Tau Lekoa's good production performance continued during this quarter. The lower grade was a result of the treatment of material from the Weltevreden dump.

Ergo produced another steady set of results for the quarter. Oil heaters in the elution section caught fire on 8 July which has interrupted production. At present, the gold inventory is being increased and the effect on the third quarter's results will be negligible. It is anticipated that **Ergo** will meet its gold target for the year.

A recent power failure, together with two fires, at **Bambanani** have meant that the focus on face advance and improved infrastructure has not yet generated the intended improvements in tonnage and gold production. Plans are afoot to get the underground operations back to targeted production levels.

The increased output of gold at **Tshepong** can be ascribed to the concentrated efforts on backlog sweepings and vamping operations. It is anticipated that this production level will be maintained.

In addition to the earthquake's effect at Eland shaft, **Matjhabeng** has also been impacted by a lock-up of underground ore at Nyala shaft. Problems with grade at the three operating shafts are hampering efforts to minimise the gold shortfall.

The lower production at **Joel** resulted from a gold lock-up in the mills and underground operations. The mill lock-up has now been resolved and consequently, the pulp grade is back on target.

TauTona's centares mined and average yield are showing some encouraging trends, but volume remains under pressure. This is impacting on the mine's ability to produce at its full potential.

Production is still being hampered by an inability to mine in the shaft pillar area at **Savuka** following the seismic incident in the tertiary shaft in October last year. Despite this constraint, **Savuka** was able to post improved gold production results for the quarter.

With face length now available, centares and grade improved at **Mponeng.** Together with focused effort on plant clean-up, up, this resulted in a significant increase in gold production.

An increased focus on grade at **Elandsrand** resulted in the suspension of **some** lower grade panels. This led to a shortfall in underground tonnage but had a favourable impact on recovered gold.

3

Deelkraal is still being hampered by a lack of face availability, which has necessitated the scheduling of increased low-grade surface dump material.

Projects

The shaft sinking at Joel has reached 121 level (1 212 metres below surface) and station development is in progress. Expenditure on this project of R12 million was some R5 million below the March quarter.

Progress on the Mponeng deepening project has been good. At present, sinking operations have reached 121 level (3 402 metres below surface) and station development *is* in progress. Capital expenditure for the deepening project at R35 million was R12 million higher than the previous quarter.

The Moab Khotsong project continues to progress well and capital expenditure at R77 million was R2 million higher than the March quarter.

The carbon technology projects at West Wits are ahead of schedule and within targeted expenditures. Capital expenditure at R17 million was R7 million higher than the previous quarter.

INTERNATIONAL OPERATIONS

Other African operations

These operations comprise AngloGold's 38% interest in Sadiola mine in Mali and the 70% interest in the Navachab venture in Namibia.

In respect of most key second quarter production parameters, both operations have outperformed the previous quarter. Replanning at Sadiola permitted higher grades to be accessed earlier and at Navachab the effects of the previously reported slope stability problems have been largely overcome.

At Sadiola, in terms of production and operating costs, it is unlikely that the exceptionally high second quarter production, which resulted in direct cash costs of $102 per ounce, can be sustained. A modest shortfall in stripping volume at Sadiola should be recovered in the next period. The additional stripping associated with the pit extension project at Navachab will continue to exercise pressure on the interim profitability margins.

At Sadiola, negotiations progressed well to resolve the two issues reported previously, namely, the upgrading of the mine power station's diesel engines/generator sets, where performance since commissioning has been disappointing, and interpretation differences with the authorities on several Mali tax and duty clauses in the operating convention. Closure is expected in the third quarter at the forecast costs, for which provision has been made.

An updated mineable reserve model for Sadiola has confirmed a life of mine, at reduced gold prices, through to at least 2004 with some additions very likely as a result of extension drilling and exploration in the current exploitation area.

The relocation of both Sadiola and Farabakouta villages has been successfully carried out and serves as a model of its kind.

The safety and health programme at Sadiola was subjected to external audit during the last quarter and the mine achieved a four-star NOSA rating.

The pre-feasibility and trade-off studies for the potential Yatela project north-west of Sadiola have been concluded and the project team will advance the study to bankable level, based on a 2, 5-million-tonnes-a-year heap leach operation. The results will be clear by year-end.

Exploration programmes continued throughout Mali, Senegal, Tanzania and Botswana. During the last quarter a joint venture drilling programme with Cluff Mining began in the southern part of the Democratic Republic of the Congo. Exploration in Tanzania remains concentrated on the area around southern Lake Victoria which continues to provide encouraging results for an AngloGold-sized project.

American operations

Integration of the AngloGold interests in the American operations, as well as of the associated exploration activities, into the AngloGold global business has been largely achieved and synergies, particularly with respect to skilled manpower and technical expertise, established.

Overall, the second quarter outperformed the first and production targets were met.

4

North America

These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture in Nevada and the 67% interest (100% interest in production ounces subject to contract obligations) in the Cripple Creek and Victor joint venture in Colorado.

Jerritt Canyon maintained the good production performance of the first quarter. Production was held temporarily at higher levels in order to offset the shortfalls at Cripple Creek and Victor, resulting in accelerated depletion of the DASH open pit. This ore source is thus reduced for the next period. Nevertheless, the mine outlook for the year remains positive in respect of ounces and cash costs, with the latter at around $185 per ounce.

Employee productivity improved slightly in the second quarter and no lost time injuries occurred during this period.

The new Murray and SSX underground truck fleet was put into service late in the second quarter. Early stage development of the new MCE mine exceeded expectations.

The annual maintenance turnaround of the roaster was completed as scheduled and included installation of a Y2K compliant mill process control system. Toxic Release Inventory (TRI) reporting was completed under new Federal requirements.

With a slow start to the year as previously reported, Cripple Creek and Victor began the expected production recovery. Despite heavy snows in April/May, gold production was up 16% on the first quarter. Though still below anticipated levels due to lower leach solution grades arising from ore stacking and leaching delays, the outlook for the year indicates a recovery in ounces at an expected cash cost of around $165 per ounce.

Employee productivity improved in the second quarter with one lost time injury occurring during the period.

Crushed tonnes placed improved while run of mine ore tonnages exceeded expectations. TRI reporting was completed under new Federal requirements, and leach pad extension construction proceeded as planned.

East Cresson mine development began during the second quarter following regulatory approval of Amendment No. 7 in January.

Exploration at both operating sites and on additional ground in Nevada continued as planned.

South America

These operations comprise AngloGold's 100% interest in the Morro Velho mines and 50% interest in the Serra Grande mines, both in Brazil, as well as the 46.25% interest in Cerro Vanguardia in southern Argentina.

The operations in Brazil enjoyed an excellent production quarter, outperforming the previous period in respect of ounces produced and cash costs achieved.

At Cerro Vanguardia, gold production for the quarter was lower than that for the first quarter, during which more of the previously accumulated higher grade material in stockpiles had been treated. Although an improvement on the first quarter, silver production delivered disappointing yields. Efforts continue to remedy the previously reported post-commissioning plant performance problems at Cerro Vanguardia.

Related to the complexity of the ore type at Cerro Vanguardia, the plant throughput capacity is fully utilised (and is amenable to further expansion) but the optimisation of reagent usage and cyanide recycle is proving technically difficult. Although not yet achieved, progress is evident. This negatively affected cash costs, which were $140 per ounce for the quarter. Despite this, the mine has successfully met the operational requirements for the Senior Lender Technical Completion Tests and application for the certificate is under review by the responsible consultants.

Safety performance as measured by accident frequency rates was better at all operations, with room for further improvement.

South American exploration, both on the existing mine exploitation areas and elsewhere in Brazil and Argentina continued as planned. AngloGold exploration companies in both Venezuela and Peru should be active imminently and the company is evaluating an increasing number of approaches to form alliances or acquire opportunities on this continent.

Circumstances in the gold market changed materially during the second quarter of 1999 with the announcement on 7 May of the United Kingdom's intention to sell 415 tonnes out of 715 tonnes of official gold reserves by public auction over a number of years, starting on 6 July 1999. This method of pre-announcement and sale by public auction is at odds with the nature of the traded market in gold, which operates much like a currency market where volumes of derivative trade substantially outweigh the flows of the underlying currency or metal. The pre-announcement was an invitation to speculators in that derivative market to sell the metal short, and exactly this process followed, depressing the gold price to a 20-year low of $257 per ounce. The average price for the quarter was $273 per ounce, compared with an average of $287 for the first quarter of this year.

The first of the British auctions took place on 6 July with the sale of 25 tonnes of gold out of the 125-tonne first tranche which the United Kingdom proposes to sell by mid-2000. The sale proceeded without event, but provided speculators with a benchmark against which to sell short immediately after the auction. The market remains weak at these levels although there is some evidence of a return of two-way business to the market.

The opportunities provided to speculators by the public pre-announcement of the British sales, and the damage done to the gold price by this speculation, has revived a view amongst gold market commentators - reflected in the media - that widespread sales of official gold reserves are inevitable and will, in due course, push the depressed gold price substantially lower. This view has been supported by the proposal by International Monetary Fund (IMF) management to sell some 10 million ounces of IMF gold reserves as part of a debt relief scheme for Heavily Indebted Poor Countries. In addition, Switzerland has continued to move towards its aim of selling half of the Swiss National Bank gold holdings of 2 590 tonnes, to be spread over a period as long as ten years.

Neither of these proposals to sell gold reserves would necessarily lead to net official sales of gold in any year in excess of the typical levels absorbed by the gold market annually in recent years. However, the damage done to the gold market by speculators in reaction to the British gold sale announcement has alerted gold producers and other constituencies in the gold market to the potential negative impact in today's fragile market of all official gold sales announcements. Whilst the gold mining industry is absorbed currently with these immediate challenges, in the longer term it will be incumbent on all of those with an interest in this industry to find a modus operandi for interaction between major holders of gold and the traded market in the metal which avoids market dislocation. This is clearly not what has happened in the case of the British sales, where all parties with a long-term interest in gold - official institutions and individuals - have suffered, and only speculators with no long-term interest in either the metal or the gold market have benefited.

In contrast to the aggressive selling of gold by speculators, the physical market for gold during this past quarter has shown further encouraging growth. Off-take in South Korea and South East Asia went up by 50% compared with the second quarter of 1998, whilst gold imports into Japan are 80% up. Demand from the USA was up by 17%, and off-take in India increased after a disappointing first quarter. New opportunities for market growth are being opened up in Pakistan and in the Middle East, particularly Egypt.

This paradox of healthy and growing physical demand juxtaposed with aggressive short selling in the derivatives market reinforces the extent to which the current gold market has lost touch with reality, as speculators from the financial and investment sectors are encouraged to sell the metal on the as yet unproved speculation of imminent, widespread and ongoing central bank gold sales. These rumours have been used for a number of years now to depress the gold price, and yet there remains to date no support in the actual behaviour of the official sector for these views.

By contrast, of the approximately 33 000 tonnes of official gold holdings, we know that nearly 21 000 tonnes is held in the firm hands of the United States Federal Reserve, and the members of the European Central Bank, both of which institutions have given reassurances to the market in recent months that they have no intention of reducing their holdings of gold. The challenge in the market place going forward must be to convey this reality to market commentators and media alike, in contradiction to the popular misrepresentation described above.

As at 30 June 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6.00 available on 30 June 1999. The percentage of the sales priced in US dollars is shown below:

	Kilograms sold	Forward price per kilogram sold R	Ounces sold 000	Forward price per ounce sold $	Percentage of positions priced in US$
6 months ending					
31 December 1999	101 317	60 811	3 257	311	35
12 months ending					
31 December 2000	79 077	71 215	2 542	350	63
2001	67 930	76 019	2 184	354	60
2002	60 116	82 927	1 933	350	60
2003	31 172	96 731	1 002	346	78
2004	20 272	105 526	652	346	86
January 2005 - June 2009	63 558	135 080	2 043	361	82

The aggregate of US dollars priced contracts over the full duration of the hedge is 59%.

The hedge position of the company increased by 6% to 13.6 million ounces spread over ten years - equivalent to a year and ten months of production. The average price of these positions, 59% of which are priced in US dollars, decreased marginally by 0.3% to $343 per ounce or R84 266 per kilogram at an exchange rate of R/$6.00. The increase in hedge tonnage reflects the completion of the hedging for the mines acquired from Minorco in terms of the loan agreements.

The net present value of all hedge transactions making up the hedge positions in the above table was R3.04 billion ($507 million) as at 30 June 1999. This value was based on a gold price of $262.45 per ounce, an exchange rate of R/$6.00 and the prevailing market interest rates and volatilities at the time.

As at 28 July 1999, the net present value of the hedge book was R3.57 billion ($583 million), based on a gold price of $253.65 per ounce, an exchange rate of R/$6.12 and the prevailing market interest rates and volatilities at the time.

NOTES

1. The results have been prepared in accordance with International Accounting Standards. All figures are unaudited.

   In line with the company's policy of partially consolidating the results of joint ventures, the operations of the Sadiola mine for the quarter ended 30 June 1999 have been included for the first time.

   Profit from sales of the by-products, uranium and acid, is now set off against cash costs, in accordance with the Gold Institute definition.

   The comparative figures for the previous quarter and the corresponding six months period to 30 June 1998 have been restated accordingly.

2. During the quarter 9 900 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 June 1999 to 97 867 099.

3. Earnings per share have been calculated using a weighted average number of ordinary shares in issue.

4. Orders placed and outstanding on capital contracts as at 30 June 1999 totalled R360.8 million, equivalent to US$59.8 million at the rate of exchange ruling on that date.

5. **Year 2000**

   From a mission critical perspective, the South African operations reached Year 2000 compliance by 31 July 1999, one month later than anticipated, and are expected to be in a position to continue business as usual on 1 January 2000. Further testing will continue during the remainder of 1999. The total cost is estimated at R30 million. Costs incurred to 31 July 1999 amount to some R25 million.

   The non-South African operations have independent committees dealing with the Year 2000 issue. There are no indications that these operations will be adversely affected by the change to the new millennium.

   The company believes its worst case scenario to be the failure of infrastructural services provided by government agencies and other third-party suppliers (including energy, water and transport). In the unlikely event of this occurring, the company's operations could be interrupted. The company is preparing contingency plans for all mission critical components to address the situation.

6. **Dividend**

   The directors have today declared Interim Dividend No. 86 of 900 South African cents per ordinary share for the six months ended 30 June 1999. Payment details are as follows:

   To registered holders of ordinary shares

	1999
Last day to register for dividend (record date) and for change of address or dividend instruction	Friday, 20 August
Registers closed from	Saturday, 21 August
to (inclusive)	Saturday, 28 August
Ex-dividend on Johannesburg and London Stock Exchanges	Monday, 23 August
Currency conversion date for British pound sterling payments to shareholders paid from the United Kingdom	Monday, 23 August
Dividend warrants posted	Wednesday, 22 September
Payment date of dividend	Thursday, 23 September

8

To holders of American Depositary Shares

(Each American Depositary Share represents one-half of an ordinary share)

	1999
Ex-dividend on New York Stock Exchange	Wednesday, 18 August
Record date	Friday, 20 August
Approximate date for currency conversion into US dollars	Thursday, 23 September
Approximate payment date of dividend	Monday, 4 October

For illustrative purposes, the dividend payable on an American Depositary Share was equivalent to 72.73 US cents at the rate of exchange ruling on Monday, 2 August 1999.

By order of the Board



N.F. OPPENHEIMER
Chairman

R.M. GODSELL
Chief Executive Officer

3 August 1999

GROUP BALANCE SHEET

Prepared in accordance with International Accounting Standards

June 1998	March 1999	June 1999		June 1999	March 1999	June 1998
US Dollar million				**SA Rand million**		
			ASSETS			
			Non-current assets			
1 990.0	2 385.8	2 441.4	Mining assets	14 735.7	14 818.4	11 798.5
-	132.5	144.6	Goodwill	872.8	823.0	-
138.5	128.5	4.8	Investments	28.8	798.4	821.1
57.7	70.6	58.8	Long-term loans - unsecured	354.9	438.6	342.1
2 186.2	2 717.4	2 649.6		15 992.2	16 878.4	12 961.7
			Current assets			
173.6	168.0	173.1	Inventories	1 045.0	1 043.2	1 029.1
157.5	172.7	165.7	Trade and other receivables	1 000.3	1 072.5	933.5
21.8	22.0	21.2	Current portion of loans advanced	127.7	136.5	129.3
198.9	260.6	484.3	Cash and cash equivalents	2 923.0	1 618.7	1 179.3
551.8	623.3	844.3		5 096.0	3 870.9	3 271.2
2 738.0	3 340.7	3 493.9	**Total assets**	21 088.2	20 749.3	16 232.9
			EQUITY AND LIABILITIES			
			Capital and reserves			
902.7	848.0	872.9	Share capital and premium	5 268.8	5 267.2	5 351.8
20.8	30.2	25.7	Non-distributable reserve	155.0	187.3	123.4
218.6	330.7	364.1	Retained earnings	2 197.6	2 054.5	1 296.1
1 142.1	1 208.9	1 262.7	Shareholders' equity	7 621.4	7 509.0	6 771.3
-	30.3	28.2	Minority interests	170.2	187.9	-
1 142.1	1 239.2	1 290.9		7 791.6	7 696.9	6 771.3
			Non-current liabilities			
150.4	790.0	714.3	Borrowings	4 311.3	4 906.8	891.5
-	16.1	16.6	Debentures	99.9	99.9	-
202.3	288.1	293.4	Other long-term liabilities	1 771.0	1 789.6	1 199.6
768.9	642.7	664.8	Deferred taxation	4 012.3	3 991.8	4 558.4
1 121.6	1 736.9	1 689.1		10 194.5	10 788.1	6 649.5
			Current liabilities			
269.8	242.3	218.9	Trade and other payables	1 321.5	1 504.6	1 599.8
42.3	32.5	94.0	Current portion of borrowings	567.3	201.8	250.8
39.2	89.8	55.1	Taxation	332.5	557.9	232.2
123.0	-	145.9	Dividends	880.8	-	729.3
474.3	364.6	513.9		3 102.1	2 264.3	2 812.1
2 738.0	3 340.7	3 493.9	**Total equity and liabilities**	21 088.2	20 749.3	16 232.9

GROUP CASH FLOW STATEMENT

Six months ended		Quarter ended	Prepared in accordance with International Accounting Standards	Quarter ended	Six month
June 1998	**June 1999**	**June 1999**		**June 1999**	**June 1999**
US Dollar million					**SA Rand million**
			Cash flows from operating activities		
215.9	271.9	136.2	Cash generated from operations	834.2	1 656.6
15.0	30.6	17.8	Interest received	109.3	187.2
(3.2)	(19.9)	(15.2)	Interest paid	(92.8)	(121.7)
2.0	5.7	0.1	Dividends received	0.6	34.8
(124.3)	(128.0)	-	Dividends paid	-	(782.8)
(49.8)	(67.5)	(62.4)	Mining and normal taxation paid	(380.9)	(412.9)
55.6	92.8	76.5	Net cash inflow from operating activities	470.4	561.2
			Cash flows from investing activities		
(86.1)	(91.3)	(50.1)	Purchase of mining assets	(306.0)	(558.4)
47.6	-	-	Proceeds from sale of mining assets	-	-
(4.8)	(1.3)	(0.6)	Investments acquired	(3.6)	(7.7)
-	(459.2)	-	Net acquisition of Minorco gold assets	-	(2 840.8)
-	215.3	215.7	Proceeds from sale of investments	1 316.4	1 316.4
(43.3)	(336.5)	165.0	Net cash (outflow) / inflow from investing activities	1 006.8	(2 090.5)
			Cash flows from financing activities		
-	0.5	0.3	Proceeds from issue of share capital	2.1	2.9
(3.2)	(0.3)	(0.1)	Formation and share issue expenses	(0.5)	(1.8)
-	505.5	4.4	Proceeds from borrowings	26.9	3 090.4
(0.4)	(32.1)	(32.1)	Repayment of borrowings	(195.9)	(196.1)
-	16.1	15.2	Repayment on loans advanced	92.9	98.4
(3.6)	489.7	(12.3)	Net cash inflow / (outflow) from financing activities	(74.5)	2 993.8
8.7	246.0	229.2	**Net increase in cash and cash equivalents**	1 402.7	1 464.5
(48.9)	(16.3)	(5.5)	Translation adjustment	(98.4)	(38.8)
239.1	254.6	260.6	Opening cash and cash equivalents	1 618.7	1 497.3
198.9	484.3	484.3	**Closing cash and cash equivalents**	2 923.0	2 923.0
			Note to the Cash Flow Statement		
			Cash generated from operations		
257.9	234.9	112.0	Profit on ordinary activities before taxation	685.8	1 431.1
			Adjusted for:		
77.0	91.1	44.6	Amortisation of mining assets	273.3	557.0
0.1	2.5	0.8	Non-cash movements	4.9	15.1
(47.5)	-	-	Profit on sale of mining assets	-	-
(35.1)	(7.1)	-	Income from associates	-	(43.3)
(15.0)	(30.6)	(17.8)	Interest received	(109.3)	(187.2)
(2.0)	(0.3)	(0.1)	Dividends received	(0.6)	(2.0)
3.2	19.9	15.2	Interest paid	92.8	121.7
(22.7)	(38.5)	(18.5)	Movement in working capital	(112.7)	(235.8)
215.9	271.9	136.2		834.2	1 656.6
			The following analyses the movement in working capital:		
(13.6)	3.7	(0.3)	Decrease / (increase) in inventories	(1.8)	22.6
(41.6)	17.8	11.8	Decrease / (increase) in trade and other receivables	72.2	108.6
32.5	(60.0)	(30.0)	(Decrease) / increase in trade and other payables	(183.1)	(367.0)
(22.7)	(38.5)	(18.5)		(112.7)	(235.8)

hs ended
June 1998
n
1 090.1
75.7
(15.8)
10.1
(637.8)
(255.2)
267.1
(441.4)
244.0
(24.6)
-
-
(222.0)
-
(16.6)
-
(2.1)
-
(18.7)
26.4
(11.6)
1 164.5
1 179.3
1 305.7
389.7
0.5
(244.2)
(175.2)
(75.7)
(10.1)
15.8
(116.4)
1 090.1
(69.9)
(213.4)
166.9
(116.4)

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.

Issued Capital: 97 867 099 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Six months ended June 1998
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	5 309	5 387	10 696	11 219
		- waste	142	170	312	115
		- total	5 451	5 557	11 008	11 334
Yield	- g/t	- reef	8.26	8.24	8.25	8.23
		- waste	1.13	0.71	0.90	1.09
		- average	8.07	8.01	8.04	8.16
Gold produced	- kg	- reef	43 848	44 405	88 253	92 336
		- waste	160	120	280	125
		- total	44 008	44 525	88 533	92 461
PRODUCTIVITY						
g/employee		- target	220	220	220	161
		- actual	209	207	208	170
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		13 929	13 823	27 752	28 261
Yield	- g/t		0.29	0.28	0.29	0.31
Gold produced	- kg		4 091	3 841	7 932	8 703
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		12 113	12 171	24 284	3 472
Stripping ratio	- t(mined-treated) /t treated		2.59	2.63	2.61	1.49
Tonnes treated	- 000		3 372	3 350	6 722	1 397
Yield	- g/t		1.58	1.60	1.59	2.56
Gold produced	- kg		5 339	5 345	10 685	3 580
TOTAL						
Gold produced	- kg		53 438	53 711	107 150	104 744
Revenue - R/kg sold	- (excluding accelerated hedge)		61 590	60 788	61 187	53 487
	- (including accelerated hedge)		61 841	60 960	61 398	56 464
Cash costs	- R/kg produced		41 363	40 701	41 031	38 983
Total production costs	- R/kg produced		47 017	46 492	46 753	45 715

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.

Issued Capital:
97 867 099 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Six months ended June 1998
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	5 851	5 939	11 790	12 366
		- waste	155	188	343	128
		- total	6 006	6 127	12 133	12 494
Yield	- oz/t	- reef	0.241	0.240	0.241	0.240
		- waste	0.033	0.021	0.026	0.032
		- average	0.235	0.234	0.235	0.238
Gold produced	- oz 000	- reef	1 410	1 428	2 838	2 968
		- waste	5	4	9	4
		- total	1 415	1 432	2 847	2 972
PRODUCTIVITY						
oz/employee		- target	7.08	7.07	7.08	5.18
		- actual	6.71	6.67	6.69	5.47
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		15 355	15 236	30 591	31 153
Yield	- oz/t		0.009	0.008	0.008	0.009
Gold produced	- oz 000		130	124	254	280
OPEN-PIT OPERATIONS						
Tons mined	- 000		13 353	13 416	26 769	3 828
Stripping ratio	- t(mined-treated)					
	/t treated		2.59	2.63	2.61	1.49
Tons treated	- 000		3 717	3 693	7 410	1 540
Yield	- oz/t		0.046	0.047	0.046	0.075
Gold produced	- oz 000		172	172	344	116
TOTAL						
Gold produced	- oz 000		1 717	1 728	3 445	3 368
Revenue - $/oz sold	- (excluding accelerated hedge)		313	310	311	329
	- (including accelerated hedge)		314	311	312	347
Cash costs	- $/ounce produced		210	208	209	240
Total production costs	- $/ounce produced		239	237	238	286
Rand/US Dollar average exchange rate			6.13	6.10	6.11	5.06

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

SA Rand million	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Six months ended June 1998
Turnover	3 339.0	3 317.4	6 656.4	5 937.2
Gold revenue	3 339.0	3 317.4	6 656.4	5 937.2
Normal	3 325.6	3 308.2	6 633.8	5 624.1
Accelerated hedge	13.4	9.2	22.6	313.1
Cost of sales	2 541.3	2 538.8	5 080.1	4 866.7
Cash costs	2 232.0	2 203.9	4 435.9	4 083.3
Retrenchment costs	13.4	9.2	22.6	313.0
Rehabilitation and other non cash costs	24.6	26.0	50.6	2.4
Production costs	2 270.0	2 239.1	4 509.1	4 398.7
Amortisation of mining assets	273.3	283.7	557.0	389.7
Total production costs	2 543.3	2 522.8	5 066.1	4 788.4
Inventory change	(2.0)	16.0	14.0	78.3
Operating profit	797.7	778.6	1 576.3	1 070.5
Corporate administration and other expenses	61.1	63.2	124.2	152.6
Research and development	10.9	7.5	18.4	9.5
Exploration costs	57.0	56.4	113.4	92.1
Profit from operations	668.7	651.5	1 320.3	816.3
Interest paid	92.8	28.8	121.7	15.8
Interest receivable	109.3	77.9	187.2	75.7
Income from associates	-	43.3	43.3	175.2
Dividends received	0.6	1.4	2.0	10.1
Profit on sale of mining assets	-	-	-	244.2
Profit on ordinary activities before taxation	685.8	745.3	1 431.1	1 305.7
Taxation	176.6	(218.1)	(41.5)	305.5
Normal taxation	155.5	230.7	386.2	382.0
Deferred taxation - current	21.1	11.1	32.2	(76.5)
- rate change	-	(459.9)	(459.9)	-
Profit on ordinary activities after taxation	509.2	963.4	1 472.6	1 000.2
Profit on sale of associate	543.2	-	543.2	-
Goodwill written off	33.1	341.7	374.8	-
Minority interest	1.8	10.4	12.2	-
Profit attributable to ordinary shareholders	1 017.5	611.3	1 628.8	1 000.2
Earnings per share - cents	1 040	625	1 664	1 022
Headline earnings - Rm	507.4	953.0	1 460.4	662.8
- cents per share	519	974	1 492	677
Headline earnings before deferred tax rate adjustment - Rm	507.4	493.1	1 000.5	662.8
- cents per share	519	504	1 022	677
Dividends - Rm			880.8	729.3
- cents per share			900	750
Capital expenditure - mining direct	268.8	229.1	497.9	423.2
- other	37.2	23.3	60.5	18.2
- recoupments	-	-	-	(244.2)
Net capital expenditure	306.0	252.4	558.4	197.2

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

US Dollar million		Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Six months ended June 1998
Turnover		545.1	543.7	1 088.8	1 174.2
Gold revenue		545.1	543.7	1 088.8	1 174.2
Normal		542.9	542.2	1 085.1	1 112.0
Accelerated hedge		2.2	1.5	3.7	62.2
Cost of sales		414.8	416.3	831.1	963.0
Cash costs		364.3	361.4	725.7	807.6
Retrenchment costs		2.2	1.5	3.7	62.1
Rehabilitation and other non cash costs		4.0	4.3	8.3	0.1
Production costs		370.5	367.2	737.7	869.8
Amortisation of mining assets		44.6	46.5	91.1	77.0
Total production costs		415.1	413.7	828.8	946.8
Inventory change		(0.3)	2.6	2.3	16.2
Operating profit		130.3	127.4	257.7	211.2
Corporate administration and other expenses		9.9	9.5	19.4	29.8
Research and development		1.8	1.2	3.0	1.7
Exploration costs		9.3	9.2	18.5	18.2
Profit from operations		109.3	107.5	216.8	161.5
Interest paid		15.2	4.7	19.9	3.2
Interest receivable		17.8	12.8	30.6	15.0
Income from associates		-	7.1	7.1	35.1
Dividends received		0.1	0.2	0.3	2.0
Profit on sale of mining assets		-	-	-	47.5
Profit on ordinary activities before taxation		112.0	122.9	234.9	257.9
Taxation		28.9	(35.7)	(6.8)	60.4
Normal taxation		25.4	37.8	63.2	75.3
Deferred taxation	- current	3.5	1.9	5.4	(14.9)
	- rate change	-	(75.4)	(75.4)	-
Profit on ordinary activities after taxation		83.1	158.6	241.7	197.5
Profit on sale of associate		88.7	-	88.7	-
Goodwill written off		5.4	56.0	61.4	-
Minority interest		0.3	1.7	2.0	-
Profit attributable to ordinary shareholders		166.1	100.9	267.0	197.5
Earnings per share	- cents	170	103	273	202
Headline earnings	- $m	82.8	156.9	239.7	130.5
	- cents per share	85	160	245	133
Headline earnings before deferred tax					
rate adjustment	- $m	82.8	81.6	164.4	130.5
	- cents per share	85	83	168	133
Dividends	- $m			145.9	123.0
	- cents per share			149	127
Capital expenditure	- mining direct	43.8	37.6	81.4	83.5
	- other	6.1	3.8	9.9	3.7
	- recoupments	-	-	-	(47.4)
Net capital expenditure		49.9	41.4	91.3	39.8

SOUTH AFRICAN OPERATIONS
VAAL RIVER

Prepared in accordance with International
Accounting Standards.

					Great Noligwa Mine					
				Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	101	105	206	1 087	1 130	2 217
Milled - 000	- tonnes	/ - tons	- reef	573	627	1 200	632	691	1 323
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	573	627	1 200	632	691	1 323
Yield	- g/t	/ - oz/t	- reef	13.17	13.93	13.57	0.384	0.406	0.396
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	13.17	13.93	13.57	0.384	0.406	0.396
Gold produced	- kg	/ - oz 000	- reef	7 546	8 735	16 281	242	281	523
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	7 546	8 735	16 281	242	281	523
Revenue	- R/kg	/ - $/oz	- sold	61 668	61 087	61 356	313	311	312
Cash costs	- R	/ - $	- ton milled	379	353	365	56	52	54
	- R/kg	/ - $/oz	- produced	28 768	25 316	26 916	146	129	137
PRODUCTIVITY									
per employee	- g	/ - oz	- target	253	270	262	8.13	8.68	8.42
			- actual	241	274	257	7.75	8.81	8.26
per employee	- m2	/ - ft2	- target	3.55	3.51	3.53	38.21	37.78	38.00
			- actual	3.22	3.29	3.26	34.66	35.41	35.09
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				464.1	532.9	997.0	75.8	87.3	163.1
Accelerated hedge revenue				1.2	0.7	1.9	0.2	0.1	0.3
Total gold revenue				465.3	533.6	998.9	76.0	87.4	163.4
Cost of sales				253.1	253.8	506.9	41.4	41.5	82.9
Cash costs				217.1	221.1	438.2	35.5	36.2	71.7
Retrenchment costs				1.2	0.7	1.9	0.2	0.1	0.3
Rehabilitation costs				0.6	1.2	1.8	0.1	0.2	0.3
Other non-cash costs				0.9	1.2	2.1	0.2	0.2	0.4
Production costs				219.8	224.2	444.0	36.0	36.7	72.7
Amortisation costs				30.2	31.8	62.0	4.9	5.2	10.1
Inventory change				3.1	(2.2)	0.9	0.5	(0.4)	0.1
Profit from operations				212.2	279.8	492.0	34.6	45.9	80.5
Capital expenditure									
			- mining direct	6.8	1.8	8.6	1.1	0.4	1.5
			- other	0.6	(0.5)	0.1	0.1	(0.1)	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				7.4	1.3	8.7	1.2	0.3	1.5

	Kopanang Mine						Tau Lekoa Mine					
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
	105	104	209	1 131	1 119	2 250	89	84	173	958	904	1 862
	518	543	1 061	571	599	1 170	532	448	980	586	494	1 080
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	518	543	1 061	571	599	1 170	532	448	980	586	494	1 080
	6.90	8.36	7.65	0.201	0.244	0.223	4.64	5.22	4.91	0.135	0.152	0.143
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	6.90	8.36	7.65	0.201	0.244	0.223	4.64	5.22	4.91	0.135	0.152	0.143
	3 575	4 539	8 114	115	146	261	2 470	2 337	4 807	80	75	155
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	3 575	4 539	8 114	115	146	261	2 470	2 337	4 807	80	75	155
	61 690	61 159	61 393	313	312	312	61 699	61 293	61 502	313	312	313
	344	331	337	51	49	50	225	247	235	33	37	35
	49 890	39 583	44 124	253	202	224	48 355	47 385	47 883	246	242	244
	150	160	155	4.82	5.14	4.98	170	158	164	5.47	5.08	5.27
	150	192	171	4.82	6.17	5.50	185	176	181	5.95	5.66	5.82
	4.23	4.25	4.24	45.53	45.75	45.64	7.13	6.44	6.77	76.75	69.32	72.87
	4.42	4.40	4.41	47.58	47.36	47.47	6.68	6.35	6.51	71.90	68.35	70.07
	219.9	276.9	496.8	35.9	45.4	81.3	151.9	142.5	294.4	24.8	23.4	48.2
	0.6	0.7	1.3	0.1	0.1	0.2	0.4	0.7	1.1	0.1	0.1	0.2
	220.5	277.6	498.1	36.0	45.5	81.5	152.3	143.2	295.5	24.9	23.5	48.4
	190.7	191.7	382.4	31.1	31.4	62.5	143.0	131.8	274.8	23.4	21.6	45.0
	178.3	179.7	358.0	29.2	29.4	58.6	119.5	110.7	230.2	19.5	18.1	37.6
	0.6	0.7	1.3	0.1	0.1	0.2	0.4	0.7	1.1	0.1	0.1	0.2
	0.3	0.6	0.9	-	0.1	0.1	0.2	0.3	0.5	-	0.1	0.1
	0.8	0.7	1.5	-	0.2	0.2	0.6	0.4	1.0	0.1	0.1	0.2
	180.0	181.7	361.7	29.3	29.8	59.1	120.7	112.1	232.8	19.7	18.4	38.1
	9.1	11.2	20.3	1.5	1.8	3.3	21.3	20.3	41.6	3.5	3.3	6.8
	1.6	(1.2)	0.4	0.3	(0.2)	0.1	1.0	(0.6)	0.4	0.2	(0.1)	0.1
	29.8	85.9	115.7	4.9	14.1	19.0	9.3	11.4	20.7	1.5	1.9	3.4
	0.1	-	0.1	-	-	-	-	(0.2)	(0.2)	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	0.1	-	0.1	-	-	-	-	(0.2)	(0.2)	-	-	-

VAAL RIVER				Surface Operations		
Prepared in accordance with International Accounting Standards.	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
	Rand / Metric			Dollar / Imperial		

OPERATING RESULTS

GOLD

Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	1 249	1 226	2 475	1 377	1 351	2 728
				- total	1 249	1 226	2 475	1 377	1 351	2 728
Yield	- g/t	/	- oz/t	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.49	0.50	0.49	0.014	0.015	0.014
				- average	0.49	0.50	0.49	0.014	0.015	0.014
Gold produced	- kg	/	- oz 000	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	607	615	1 222	19	20	39
				- total	607	615	1 222	19	20	39
Revenue	- R/kg	/	- $/oz	- sold	61 537	61 049	61 291	313	311	312
Cash costs	- R	/	- $	- ton milled	17	18	18	3	3	3
	- R/kg	/	- $/oz	- produced	35 862	36 348	36 106	182	185	184

PRODUCTIVITY

per employee	- g	/	- oz	- target	362	359	361	11.64	11.54	11.61
				- actual	318	319	319	10.22	10.26	10.26
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-

FINANCIAL RESULTS (MILLION)

Gold normal revenue	37.4	37.5	74.9	6.1	6.2	12.3
Accelerated hedge revenue	-	-	-	-	-	-
Total gold revenue	37.4	37.5	74.9	6.1	6.2	12.3
Cost of sales	21.9	22.4	44.3	3.6	3.7	7.3
Cash costs	21.7	22.4	44.1	3.5	3.7	7.2
Retrenchment costs	-	-	-	-	-	-
Rehabilitation costs	-	-	-	-	-	-
Other non-cash costs	0.2	-	0.2	0.1	-	0.1
Production costs	21.9	22.4	44.3	3.6	3.7	7.3
Amortisation costs	-	-	-	-	-	-
Inventory change	-	-	-	-	-	-
Profit from operations	15.5	15.1	30.6	2.5	2.5	5.0

Capital expenditure	Moab Khotsong Mine					
- mining direct	77.1	75.2	152.3	12.6	12.3	24.9
- other	-	-	-	-	-	-
- recoupments	-	-	-	-	-	-
Net capital expenditure	77.1	75.2	152.3	12.6	12.3	24.9

ERGO					Ergo				
Prepared in accordance with International Accounting Standards.				Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
					Rand / Metric			Dollar / Imperial	
OPERATING RESULTS									
GOLD									
Material treated	- tonnes	/ - tons	- 000	11 801	11 977	23 778	13 009	13 202	26 211
Yield	- g/t	/ - oz/t		0.22	0.22	0.22	0.007	0.006	0.006
Gold produced	- kg	/ - oz 000		2 637	2 634	5 271	84	85	169
Revenue	- R/kg	/ - $/oz	- sold	61 601	61 087	61 344	313	311	312
Cash costs	- R	/ - $	- ton treated	11	11	11	2	2	2
	- R/kg	/ - $/oz	- produced	51 199	49 833	50 517	260	254	257
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				162.1	160.7	322.8	26.4	26.4	52.8
Accelerated hedge revenue				0.3	0.2	0.5	-	-	-
Total gold revenue				162.4	160.9	323.3	26.4	26.4	52.8
Cost of sales				158.9	151.3	310.2	25.9	24.8	50.7
Cash costs				135.0	131.3	266.3	22.1	21.5	43.6
Retrenchment costs				0.3	0.2	0.5	-	-	-
Rehabilitation costs				1.2	1.2	2.4	0.2	0.2	0.4
Other non-cash costs				1.1	1.2	2.3	0.1	0.3	0.4
Production costs				137.6	133.9	271.5	22.4	22.0	44.4
Amortisation costs				18.8	18.4	37.2	3.1	3.0	6.1
Inventory change				2.5	(1.0)	1.5	0.4	(0.2)	0.2
Profit from operations				3.5	9.6	13.1	0.5	1.6	2.1
Capital expenditure				1.3	2.1	3.4	0.2	0.4	0.6

FREE STATE				Bambanani Mine					
Prepared in accordance with International Accounting Standards.				Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	84	87	171	901	936	1 837
Milled - 000	- tonnes	/ - tons	- reef	516	541	1 057	569	596	1 165
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	516	541	1 057	569	596	1 165
Yield	- g/t	/ - oz/t	- reef	7.50	7.57	7.53	0.219	0.221	0.220
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	7.50	7.57	7.53	0.219	0.221	0.220
Gold produced	- kg	/ - oz 000	- reef	3 870	4 094	7 964	124	132	256
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	3 870	4 094	7 964	124	132	256
Revenue	- R/kg	/ - $/oz	- sold	61 790	61 281	61 528	314	312	313
Cash costs	- R	/ - $	- ton milled	352	337	344	52	50	51
	- R/kg	/ - $/oz	- produced	46 884	44 491	45 654	238	227	232
PRODUCTIVITY									
per employee	- g	/ - oz	- target	178	175	177	5.72	5.63	5.69
			- actual	170	178	174	5.47	5.72	5.59
per employee	- m2	/ - ft2	- target	3.91	3.88	3.90	42.09	41.76	41.98
			- actual	3.69	3.78	3.73	39.72	40.69	40.15
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				238.0	249.8	487.8	38.9	40.9	79.8
Accelerated hedge revenue				1.1	1.1	2.2	0.2	0.2	0.4
Total gold revenue				239.1	250.9	490.0	39.1	41.1	80.2
Cost of sales				192.8	200.7	393.5	31.5	32.9	64.4
Cash costs				181.5	182.1	363.6	29.6	29.9	59.5
Retrenchment costs				1.1	1.1	2.2	0.2	0.2	0.4
Rehabilitation costs				0.3	(0.7)	(0.4)	-	(0.1)	(0.1)
Other non-cash costs				1.0	1.5	2.5	0.3	0.2	0.5
Production costs				183.9	184.0	367.9	30.1	30.2	60.3
Amortisation costs				9.8	10.0	19.8	1.6	1.6	3.2
Inventory change				(0.9)	6.7	5.8	(0.2)	1.1	0.9
Profit from operations				46.3	50.2	96.5	7.6	8.2	15.8
Capital expenditure									
			- mining direct	6.4	6.9	13.3	1.1	1.1	2.2
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				6.4	6.9	13.3	1.1	1.1	2.2

	Tshepong Mine						Matjhabeng Mine					
	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	94	85	179	1 012	915	1 927	76	105	181	818	1 130	1 948
	327	302	629	360	333	693	347	470	817	383	518	901
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	327	302	629	360	333	693	347	470	817	383	518	901
	8.19	8.28	8.24	0.239	0.242	0.240	6.97	7.37	7.20	0.203	0.215	0.210
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	8.19	8.28	8.24	0.239	0.242	0.240	6.97	7.37	7.20	0.203	0.215	0.210
	2 679	2 502	5 181	87	80	167	2 417	3 465	5 882	78	111	189
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	2 679	2 502	5 181	87	80	167	2 417	3 465	5 882	78	111	189
	62 165	61 683	61 932	316	314	315	63 497	61 004	62 028	322	311	316
	354	384	369	53	57	55	496	397	439	73	59	65
	43 263	46 341	44 749	220	236	228	71 253	53 829	60 989	362	274	310
	148	156	152	4.76	5.02	4.89	143	141	142	4.60	4.53	4.57
	177	158	167	5.69	5.08	5.37	90	126	108	2.89	4.05	3.47
	5.63	5.71	5.67	60.60	61.46	61.03	3.94	3.94	3.94	42.41	42.41	42.41
	6.21	5.39	5.79	66.84	58.02	62.32	2.83	3.81	3.32	30.46	41.01	35.74
	164.9	152.6	317.5	26.9	25.0	51.9	148.6	211.4	360.0	24.3	34.6	58.9
	1.7	1.7	3.4	0.3	0.3	0.6	4.8	-	4.8	0.8	-	0.8
	166.6	154.3	320.9	27.2	25.3	52.5	153.4	211.4	364.8	25.1	34.6	59.7
	136.5	139.3	275.8	22.3	22.8	45.1	180.0	196.1	376.1	29.4	32.1	61.5
	115.9	115.9	231.8	18.9	19.0	37.9	172.2	186.5	358.7	28.1	30.6	58.7
	1.7	1.7	3.4	0.3	0.3	0.6	4.8	-	4.8	0.8	-	0.8
	0.2	(0.4)	(0.2)	0.1	(0.1)	-	0.3	(0.5)	(0.2)	0.1	(0.1)	-
	0.9	0.8	1.7	0.1	0.1	0.2	0.7	1.2	1.9	-	0.2	0.2
	118.7	118.0	236.7	19.4	19.3	38.7	178.0	187.2	365.2	29.0	30.7	59.7
	18.5	17.0	35.5	3.0	2.8	5.8	2.6	3.2	5.8	0.5	0.5	1.0
	(0.7)	4.3	3.6	(0.1)	0.7	0.6	(0.6)	5.7	5.1	(0.1)	0.9	0.8
	30.1	15.0	45.1	4.9	2.5	7.4	(26.6)	15.3	(11.3)	(4.3)	2.5	(1.8)
	-	-	-	-	-	-	4.8	0.1	4.9	0.8	-	0.8
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	4.8	0.1	4.9	0.8	-	0.8

FREE STATE		Surface Operations					
Prepared in accordance with International Accounting Standards.		Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - m2 / - ft2 - 000		-	-	-	-	-	-
Milled - 000 - tonnes / - tons - reef		-	-	-	-	-	-
- waste		-	-	-	-	-	-
- surface and dump reclamation		879	620	1 499	969	683	1 652
- total		879	620	1 499	969	683	1 652
Yield - g/t / - oz/t - reef		-	-	-	-	-	-
- waste		-	-	-	-	-	-
- surface and dump reclamation		0.96	0.95	0.96	0.028	0.028	0.028
- average		0.96	0.95	0.96	0.028	0.028	0.028
Gold produced - kg / - oz 000 - reef		-	-	-	-	-	-
- waste		-	-	-	-	-	-
- surface and dump reclamation		847	592	1 439	27	19	46
- total		847	592	1 439	27	19	46
Revenue - R/kg / - $/oz - sold		61 511	61 003	61 302	312	311	312
Cash costs - R / - $ - ton milled		47	44	46	7	7	7
- R/kg / - $/oz - produced		48 543	46 079	47 530	247	235	242
PRODUCTIVITY							
per employee - g / - oz - target		180	177	179	5.79	5.69	5.75
- actual		332	219	274	10.67	7.04	8.81
per employee - m2 / - ft2 - target		-	-	-	-	-	-
- actual		-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)							
Gold normal revenue		52.1	36.1	88.2	8.5	5.9	14.4
Accelerated hedge revenue		-	-	-	-	-	-
Total gold revenue		52.1	36.1	88.2	8.5	5.9	14.4
Cost of sales		41.5	28.7	70.2	6.8	4.7	11.5
Cash costs		41.1	27.3	68.4	6.7	4.5	11.2
Retrenchment costs		-	-	-	-	-	-
Rehabilitation costs		0.1	(0.1)	-	-	-	-
Other non-cash costs		(0.1)	0.2	0.1	0.2	(0.1)	0.1
Production costs		41.1	27.4	68.5	6.9	4.4	11.3
Amortisation costs		0.6	0.3	0.9	-	0.1	0.1
Inventory change		(0.2)	1.0	0.8	(0.1)	0.2	0.1
Profit from operations		10.6	7.4	18.0	1.7	1.2	2.9
Capital expenditure							
- mining direct		0.2	-	0.2	-	-	-
- other		-	-	-	-	-	-
- recoupments		-	-	-	-	-	-
Net capital expenditure		0.2	-	0.2	-	-	-

	Joel Mine					
Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
Rand / Metric			Dollar / Imperial		
69	63	132	743	678	1 421
324	311	635	357	343	700
13	50	63	14	55	69
-	-	-	-	-	-
337	361	698	371	398	769
5.62	6.20	5.90	0.164	0.181	0.172
0.85	0.60	0.65	0.025	0.018	0.019
-	-	-	-	-	-
5.43	5.43	5.43	0.158	0.158	0.158
1 820	1 929	3 749	59	62	121
11	30	41	-	1	1
-	-	-	-	-	-
1 831	1 959	3 790	59	63	122
61 959	61 004	61 465	315	311	313
269	250	259	40	37	38
49 427	46 013	47 662	251	235	242
158	150	154	5.08	4.82	4.95
123	136	129	3.95	4.37	4.15
5.49	5.29	5.39	59.09	56.94	58.02
4.62	4.37	4.50	49.73	47.04	48.44
112.6	119.5	232.1	18.4	19.6	38.0
0.8	-	0.8	0.1	-	0.1
113.4	119.5	232.9	18.5	19.6	38.1
108.6	101.4	210.0	17.8	16.6	34.4
90.5	90.1	180.6	14.7	14.8	29.5
0.8	-	0.8	0.1	-	0.1
0.2	0.3	0.5	0.1	-	0.1
0.1	(0.4)	(0.3)	0.1	(0.1)	-
91.6	90.0	181.6	15.0	14.7	29.7
15.9	11.0	26.9	2.6	1.8	4.4
1.1	0.4	1.5	0.2	0.1	0.3
4.8	18.1	22.9	0.7	3.0	3.7
22.4	33.5	55.9	3.7	5.5	9.2
-	-	-	-	-	-
-	-	-	-	-	-
22.4	33.5	55.9	3.7	5.5	9.2

WEST WITS				TauTona Mine (East Mine)					
Prepared in accordance with International Accounting Standards.				Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2		- 000	72	65	137	775	700	1 475
Milled - 000	- tonnes / - tons		- reef	423	430	853	466	474	940
			- waste	-	-	-	-	-	-
			- total	423	430	853	466	474	940
Yield	- g/t / - oz/t		- reef	11.73	11.34	11.53	0.342	0.331	0.336
			- waste	-	-	-	-	-	-
			- average	11.73	11.34	11.53	0.342	0.331	0.336
Gold produced	- kg / - oz 000		- reef	4 961	4 877	9 838	159	157	316
			- waste	-	-	-	-	-	-
			- total	4 961	4 877	9 838	159	157	316
Revenue	- R/kg / - $/oz		- sold	61 563	61 113	61 340	313	312	312
Cash costs	- R / - $		- ton milled	364	375	370	54	56	55
	- R/kg / - $/oz		- produced	31 026	33 102	32 055	158	169	163
PRODUCTIVITY									
per employee	- g / - oz		- target	279	270	274	8.97	8.68	8.81
			- actual	258	246	252	8.29	7.91	8.10
per employee	- m2 / - ft2		- target	4.07	3.90	3.98	43.81	41.98	42.84
			- actual	3.75	3.28	3.51	40.36	35.31	37.78
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				305.2	297.5	602.7	49.8	48.7	98.5
Accelerated hedge revenue				0.3	0.5	0.8	0.1	0.1	0.2
Total gold revenue				305.5	298.0	603.5	49.9	48.8	98.7
Cost of sales				153.2	178.7	331.9	25.1	29.2	54.3
Cash costs				154.0	161.4	315.4	25.1	26.5	51.6
Retrenchment costs				0.3	0.5	0.8	-	0.1	0.1
Rehabilitation costs				0.8	(0.1)	0.7	0.1	-	0.1
Other non-cash costs				1.0	1.0	2.0	0.4	-	0.4
Production costs				156.1	162.8	318.9	25.6	26.6	52.2
Amortisation costs				0.7	21.5	22.2	0.1	3.5	3.6
Inventory change				(3.6)	(5.6)	(9.2)	(0.6)	(0.9)	(1.5)
Profit from operations				152.3	119.3	271.6	24.8	19.6	44.4
Capital expenditure									
			- mining direct	9.3	0.6	9.9	1.5	0.1	1.6
			- other	1.6	0.1	1.7	0.3	-	0.3
			- recoupments	-	-	-	-	-	-
Net capital expenditure				10.9	0.7	11.6	1.8	0.1	1.9

Savuka Mine (West Mine)						Mponeng Mine (South Mine)					
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
55	50	105	592	538	1 130	65	63	128	700	678	1 378
310	288	598	342	317	659	405	417	822	446	460	906
-	-	-	-	-	-	-	-	-	-	-	-
310	288	598	342	317	659	405	417	822	446	460	906
6.69	6.59	6.64	0.195	0.192	0.194	9.35	6.25	7.77	0.273	0.182	0.227
-	-	-	-	-	-	-	-	-	-	-	-
6.69	6.59	6.64	0.195	0.192	0.194	9.35	6.25	7.77	0.273	0.182	0.227
2 075	1 897	3 972	67	61	128	3 786	2 605	6 391	121	84	205
-	-	-	-	-	-	-	-	-	-	-	-
2 075	1 897	3 972	67	61	128	3 786	2 605	6 391	121	84	205
61 720	61 052	61 401	313	311	312	61 688	61 116	61 455	313	312	313
366	401	383	54	60	57	386	379	382	57	56	57
54 724	60 899	57 673	278	310	293	41 309	60 618	49 179	210	309	250
164	167	166	5.27	5.37	5.34	198	190	194	6.37	6.11	6.24
137	118	127	4.40	3.79	4.08	219	149	184	7.04	4.79	5.92
4.32	4.54	4.43	46.50	48.87	47.68	4.12	4.04	4.08	44.35	43.49	43.92
3.63	3.11	3.36	39.07	33.48	36.17	3.77	3.61	3.69	40.58	38.86	39.72
127.7	115.7	243.4	20.8	19.0	39.8	232.9	158.9	391.8	37.9	26.1	64.0
0.4	0.1	0.5	0.1	-	0.1	0.7	0.3	1.0	0.2	-	0.2
128.1	115.8	243.9	20.9	19.0	39.9	233.6	159.2	392.8	38.1	26.1	64.2
115.0	117.4	232.4	18.7	19.3	38.0	166.9	161.6	328.5	27.2	26.5	53.7
113.6	115.5	229.1	18.6	18.9	37.5	156.4	157.9	314.3	25.5	25.9	51.4
0.4	0.1	0.5	0.1	-	0.1	0.7	0.3	1.0	0.2	-	0.2
0.3	-	0.3	0.1	-	0.1	0.5	-	0.5	0.1	-	0.1
0.6	0.4	1.0	(0.2)	0.2	-	0.7	0.6	1.3	-	0.1	0.1
114.9	116.0	230.9	18.6	19.1	37.7	158.3	158.8	317.1	25.8	26.0	51.8
1.6	3.6	5.2	0.3	0.6	0.9	11.3	5.8	17.1	1.8	1.0	2.8
(1.5)	(2.2)	(3.7)	(0.2)	(0.4)	(0.6)	(2.7)	(3.0)	(5.7)	(0.4)	(0.5)	(0.9)
13.1	(1.6)	11.5	2.2	(0.3)	1.9	66.7	(2.4)	64.3	10.9	(0.4)	10.5
2.2	1.7	3.9	0.3	0.3	0.6	41.4	26.1	67.5	6.9	4.2	11.1
0.4	0.5	0.9	0.1	0.1	0.2	8.4	5.2	13.6	1.3	0.9	2.2
-	-	-	-	-	-	-	-	-	-	-	-
2.6	2.2	4.8	0.4	0.4	0.8	49.8	31.3	81.1	8.2	5.1	13.3

				Elandsrand Mine					
WEST WITS				Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
Prepared in accordance with International Accounting Standards.				Rand / Metric			Dollar / Imperial		

OPERATING RESULTS

GOLD

Area mined	- m2	/ - ft2	- 000	105	109	214	1 130	1 173	2 303
Milled - 000	- tonnes /	- tons	- reef	462	468	930	509	516	1 025
			- waste	8	6	14	8	7	15
			- total	470	474	944	517	523	1 040
Yield	- g/t	/ - oz/t	- reef	8.24	6.76	7.49	0.240	0.197	0.219
			- waste	0.38	0.33	0.36	0.011	0.010	0.010
			- average	8.11	6.68	7.39	0.236	0.195	0.216
Gold produced	- kg	/ - oz 000	- reef	3 808	3 162	6 970	122	102	224
			- waste	3	2	5	-	-	-
			- total	3 811	3 164	6 975	122	102	224
Revenue	- R/kg	/ - $/oz	- sold	61 700	61 841	61 764	313	315	314
Cash costs	- R	/ - $	- ton milled	351	336	343	52	50	51
	- R/kg	/ - $/oz	- produced	43 256	50 330	46 465	220	257	236

PRODUCTIVITY

per employee	- g	/ - oz	- target	211	216	214	6.78	6.94	6.88
			- actual	195	168	182	6.27	5.40	5.85
per employee	- m2	/ - ft2	- target	6.29	6.52	6.40	67.70	70.18	68.89
			- actual	5.38	5.80	5.59	57.91	62.43	60.17

FINANCIAL RESULTS (MILLION)

Gold normal revenue	234.3	193.1	427.4	38.2	31.7	69.9
Accelerated hedge revenue	0.8	2.6	3.4	0.2	0.4	0.6
Total gold revenue	235.1	195.7	430.8	38.4	32.1	70.5
Cost of sales	178.9	171.3	350.2	29.2	28.1	57.3
Cash costs	164.9	159.2	324.1	26.9	26.1	53.0
Retrenchment costs	0.8	2.6	3.4	0.2	0.4	0.6
Rehabilitation costs	0.6	(0.1)	0.5	0.1	-	0.1
Other non-cash costs	0.3	0.6	0.9	0.1	0.1	0.2
Production costs	166.6	162.3	328.9	27.3	26.6	53.9
Amortisation costs	11.9	9.7	21.6	1.9	1.6	3.5
Inventory change	0.4	(0.7)	(0.3)	-	(0.1)	(0.1)
Profit from operations	56.2	24.4	80.6	9.2	4.0	13.2
Capital expenditure						
- mining direct	28.5	27.5	56.0	4.6	4.5	9.1
- other	6.8	4.6	11.4	1.1	0.8	1.9
- recoupments	-	-	-	-	-	-
Net capital expenditure	35.3	32.1	67.4	5.7	5.3	11.0

	Deelkraal Mine					
	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
	Rand / Metric			Dollar / Imperial		
	34	34	68	366	366	732
	195	186	381	215	205	420
	121	114	235	133	126	259
	316	300	616	348	331	679
	6.77	7.31	7.04	0.198	0.213	0.205
	1.21	0.77	1.00	0.035	0.023	0.029
	4.64	4.83	4.73	0.135	0.141	0.138
	1 321	1 360	2 681	42	44	86
	146	88	234	5	3	8
	1 467	1 448	2 915	47	47	94
	61 725	61 331	61 530	313	313	313
	276	283	280	41	42	42
	59 517	58 705	59 114	302	299	301
	173	181	177	5.56	5.82	5.69
	125	122	124	4.02	3.92	3.99
	4.27	4.36	4.32	45.96	46.93	46.50
	2.91	2.87	2.89	31.32	30.89	31.11
	90.3	88.3	178.6	14.7	14.5	29.2
	0.3	0.5	0.8	-	0.1	0.1
	90.6	88.8	179.4	14.7	14.6	29.3
	103.3	94.4	197.7	16.8	15.5	32.3
	87.3	85.0	172.3	14.3	13.9	28.2
	0.3	0.5	0.8	-	0.1	0.1
	0.7	0.3	1.0	0.1	0.1	0.2
	0.6	0.5	1.1	-	0.1	0.1
	88.9	86.3	175.2	14.4	14.2	28.6
	14.3	8.4	22.7	2.3	1.4	3.7
	0.1	(0.3)	(0.2)	0.1	(0.1)	-
	(12.7)	(5.6)	(18.3)	(2.1)	(0.9)	(3.0)
	3.9	3.8	7.7	0.7	0.6	1.3
	-	-	-	-	-	-
	-	-	-	-	-	-
	3.9	3.8	7.7	0.7	0.6	1.3

OTHER AFRICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

				Navachab - Attributable 70%					
				Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Mined	- tonnes	/ - tons	- 000	1 024	987	2 011	1 129	1 088	2 217
Volume mined	- bcm	/ - bcy	- 000	384	365	749	503	477	980
Stripping ratio			- t(mined-treated)						
			/t treated	3.55	3.15	3.34	3.55	3.15	3.34
Treated	- tonnes	/ - tons	- 000	225	238	463	248	262	510
Mill head grade	- g/t	/ - oz/t		1.61	1.50	1.55	0.047	0.044	0.045
Metallurgical recovery			- %	90.26	91.24	90.74	90.26	91.24	90.74
Gold produced	- kg	/ - oz 000		327	325	652	11	10	21
Revenue	- R/kg	/ - $/oz	- sold	54 536	63 224	59 055	277	322	301
Cash costs	- R/kg	/ - $/oz	- produced	50 798	51 612	51 204	258	263	261
PRODUCTIVITY									
per employee	- g	/ - oz	- target	443	431	431	14.24	13.86	13.86
			- actual	439	449	449	14.12	14.45	14.45
FINANCIAL RESULTS (MILLION)									
Gold revenue				17.5	22.0	39.5	2.9	3.6	6.5
Cost of sales				18.4	16.6	35.0	3.0	2.7	5.7
Cash costs				16.6	16.8	33.4	2.8	2.7	5.5
Rehabilitation costs				(0.5)	0.5	-	(0.1)	0.1	0.0
Other non-cash costs				0.2	0.1	0.3	-	-	-
Production costs				16.3	17.4	33.7	2.7	2.8	5.5
Amortisation costs				0.5	0.5	1.0	0.1	0.1	0.2
Inventory change				1.6	(1.3)	0.3	0.2	(0.2)	-
Profit from operations				(0.9)	5.4	4.5	(0.1)	0.9	0.8
Capital expenditure				0.5	0.1	0.6	-	-	-

Sadiola - Attributable 38%					
Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
Rand / Metric			Dollar / Imperial		
1 449	1 554	3 003	1 597	1 713	3 310
824	806	1 630	1 078	1 054	2 132
1.99	2.27	2.13	1.99	2.27	2.13
485	475	960	535	524	1 058
3.43	3.00	3.22	0.100	0.087	0.094
97.16	96.50	96.77	97.16	96.50	96.77
1 614	1 373	2 987	52	44	96
60 814	63 305	61 999	309	323	315
20 158	22 492	21 231	102	115	108
2 076	2 151	2 115	66.74	69.16	68.00
1 972	1 677	1 825	63.40	53.93	58.66
91.4	86.2	177.6	14.9	14.1	29.0
54.7	54.4	109.1	8.9	8.9	17.8
32.5	30.9	63.4	5.3	5.1	10.4
-	0.3	0.3	-	0.1	0.1
6.4	6.0	12.4	1.0	0.9	1.9
38.9	37.2	76.1	6.3	6.1	12.4
18.5	18.2	36.7	3.0	3.0	6.0
(2.7)	(1.0)	(3.7)	(0.4)	(0.2)	(0.6)
36.7	31.8	68.5	6.0	5.2	11.2
4.9	3.2	8.1	0.8	0.5	1.3

NORTH AMERICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

					Cripple Creek & Victor J.V.					
					Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000						
Treated	- tonnes	/	- tons	- 000						
Mill head grade	- g/t	/	- oz/t							
Gold in ore	- kg	/	- oz 000							
Yield	- g/t	/	- oz/t							
Gold produced	- kg	/	- oz 000							
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	6 963	6 489	13 452	7 675	7 153	14 828
Stripping ratio				- t(mined-treated)						
				/t treated	1.80	1.68	1.74	1.80	1.68	1.74
Treated	- tonnes	/	- tons	- 000	2 488	2 423	4 911	2 743	2 671	5 413
Mill head grade	- g/t	/	- oz/t		0.67	0.59	0.63	0.019	0.017	0.018
Gold in ore	- kg	/	- oz 000		1 658	1 435	3 093	53	46	99
Yield	- g/t	/	- oz/t		0.67	0.59	0.63	0.019	0.017	0.018
Gold produced	- kg	/	- oz 000		1 658	1 435	3 093	53	46	99
Total										
Yield	- g/t	/	- oz/t		0.67	0.59	0.63	0.019	0.017	0.018
Gold produced	- kg	/	- oz 000		1 658	1 435	3 093	53	46	99
Revenue	- R/kg	/	- $/oz	- sold	62 434	56 304	59 497	317	287	303
Cash costs	- R/kg	/	- $/oz	- produced	32 871	32 334	32 622	168	165	167
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2 115	1 804	2 022	68	58	65
				- actual	1 773	1 555	1 680	57	50	54
FINANCIAL RESULTS (MILLION)										
Gold revenue					103.5	80.5	184.0	16.9	13.2	30.1
Cost of sales					71.1	67.7	138.8	11.6	11.1	22.7
Cash costs					54.5	46.4	100.9	8.9	7.6	16.5
Rehabilitation costs					3.1	2.4	5.5	0.5	0.4	0.9
Other non-cash costs					-	-	-	-	-	-
Production costs					57.6	48.8	106.4	9.4	8.0	17.4
Amortisation costs					13.5	18.9	32.4	2.2	3.1	5.3
Inventory change					-	-	-	-	-	-
Profit from operations					32.4	12.8	45.2	5.3	2.1	7.4
Capital expenditure					27.6	21.4	49.0	4.5	3.5	8.0

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

	Jerritt Canyon J.V. - Attributable 70%					
Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
Rand / Metric			Dollar / Imperial		
159	139	298	175	153	328
109	99	208	120	109	229
13.15	12.58	12.88	0.383	0.367	0.376
1 433	1 245	2 678	46	40	86
13.78	10.78	12.35	0.400	0.312	0.358
1 502	1 067	2 569	48	34	82
1 466	2 121	3 587	1 616	2 338	3 953
20.84	16.97	18.39	20.84	16.97	18.39
67	118	185	74	130	204
5.75	8.31	7.38	0.162	0.246	0.216
385	980	1 365	12	32	44
6.01	6.71	6.46	0.176	0.192	0.186
403	792	1 195	13	25	38
10.82	8.57	9.58	0.314	0.247	0.277
1 905	1 859	3 764	61	59	120
62 699	56 304	60 540	318	287	308
38 268	35 772	37 035	195	185	190
1 742	1 928	1 835	56	62	59
1 991	1 960	1 991	64	63	64
119.4	104.3	223.8	19.5	17.1	36.6
99.9	98.9	198.7	16.3	16.2	32.5
72.9	66.5	139.4	11.9	10.9	22.8
3.1	4.3	7.3	0.5	0.7	1.2
-	-	-	-	-	-
76.0	70.8	146.7	12.4	11.6	24.0
23.9	28.1	52.0	3.9	4.6	8.5
-	-	-	-	-	-
19.5	5.4	25.1	3.2	0.9	4.1
23.9	15.9	39.8	3.9	2.6	6.5

SOUTH AMERICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

					Morro Velho					
					Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000	190	185	375	209	204	413
Treated	- tonnes	/	- tons	- 000	190	184	374	209	203	412
Mill head grade	- g/t	/	- oz/t		8.02	7.45	7.74	0.234	0.217	0.226
Gold in ore	- kg	/	- oz 000		1 524	1 378	2 902	49	44	93
Yield	- g/t	/	- oz/t		7.52	6.93	7.23	0.220	0.202	0.211
Gold produced	- kg	/	- oz 000		1 428	1 276	2 704	46	41	87
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	376	263	639	415	290	705
Stripping ratio				- t(mined-treated)						
				/t treated	10.06	9.12	9.83	10.22	9.00	9.68
Treated	- tonnes	/	- tons	- 000	34	26	59	37	29	66
Mill head grade	- g/t	/	- oz/t		6.41	6.00	6.34	0.189	0.172	0.182
Gold in ore	- kg	/	- oz 000		218	156	374	7	5	12
Yield	- g/t	/	- oz/t		5.47	5.58	5.61	0.162	0.172	0.167
Gold produced	- kg	/	- oz 000		186	145	331	6	5	11
Total										
Yield	- g/t	/	- oz/t		7.21	6.77	7.01	0.211	0.198	0.205
Gold produced	- kg	/	- oz 000		1 614	1 421	3 035	52	46	98
Revenue	- R/kg	/	- $/oz	- sold	63 146	56 618	59 361	321	289	302
Cash costs	- R/kg	/	- $/oz	- produced	25 403	26 179	25 766	129	133	131
PRODUCTIVITY										
per employee	- g	/	- oz	- target	467	373	404	15	12	13
				- actual	467	404	435	15	13	14
FINANCIAL RESULTS (MILLION)										
Gold revenue					102.9	89.8	192.7	16.8	14.7	31.5
Cost of sales					59.4	61.8	121.2	9.7	10.1	19.8
Cash costs					41.0	37.2	78.2	6.7	6.1	12.8
Rehabilitation costs					-	0.2	0.2	-	-	-
Other non-cash costs					-	-	-	-	-	-
Production costs					41.0	37.4	78.4	6.7	6.1	12.8
Amortisation costs					15.9	14.4	30.3	2.6	2.4	5.0
Inventory change					2.5	10.0	12.5	0.4	1.6	2.0
Profit from operations					43.5	28.0	71.5	7.1	4.6	11.7
Capital expenditure					10.4	10.5	20.9	1.7	1.7	3.4

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

	Serra Grande - Attributable 50%						Cerro Vanguardia - Attributable 46.25%					
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
	79	75	154	87	83	170						
	78	74	152	86	81	167						
	7.97	7.99	7.98	0.233	0.235	0.234						
	622	591	1 213	20	19	39						
	7.58	7.57	7.57	0.221	0.222	0.222						
	591	560	1 151	19	18	37						
	-	-	-	-	-	-	835	757	1 592	920	835	1 755
	-	-	-	-	-	-	10.28	9.81	10.06	10.36	9.84	10.11
	-	-	-	-	-	-	74	70	144	81	77	158
	-	-	-	-	-	-	16.32	16.89	16.60	0.48	0.49	0.49
	-	-	-	-	-	-	1 208	1 182	2 390	39	38	77
	-	-	-	-	-	-	15.55	18.21	16.85	0.457	0.532	0.494
	-	-	-	-	-	-	1 151	1 275	2 426	37	41	78
	7.58	7.57	7.57	0.221	0.222	0.222	15.55	18.21	16.85	0.457	0.532	0.494
	591	560	1 151	19	18	37	1 151	1 275	2 426	37	41	78
	62 188	56 696	58 968	316	289	300	62 017	56 108	58 968	315	286	300
	23 858	23 929	23 892	121	122	122	27 107	23 922	25 433	138	122	129
	840	809	809	27	26	26	2 830	2 550	2 582	91	82	83
	840	840	840	27	27	27	2 893	3 173	3 017	93	102	97
	36.8	36.3	73.1	6.0	6.0	12.0	74.2	73.2	147.4	12.1	12.0	24.1
	20.9	23.8	44.6	3.4	4.0	7.4	48.2	43.9	92.2	7.9	7.2	15.1
	14.1	13.4	27.5	2.3	2.2	4.5	31.2	30.5	61.7	5.1	5.0	10.1
	-	0.3	0.3	-	0.1	0.1	-	-	-	-	-	-
	-	-	-	-	-	-	3.4	-	3.4	0.6	-	0.6
	14.1	13.7	27.8	2.3	2.3	4.6	34.6	30.5	65.1	5.7	5.0	10.7
	8.0	7.0	15.0	1.3	1.2	2.5	14.2	12.2	26.4	2.3	2.0	4.3
	(1.2)	3.1	1.8	(0.2)	0.5	0.3	(0.6)	1.2	0.7	(0.1)	0.2	0.1
	15.9	12.5	28.5	2.6	2.0	4.6	26.0	29.3	55.2	4.2	4.8	9.0
	3.1	3.1	6.1	0.5	0.5	1.0	2.3	4.9	7.1	0.4	0.8	1.2

SHAFT SINKING

SHAFT SINKING (metres)	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	20	8	28
Depth to date (below collar)	2 412	2 392	2 412
Rock / ventilation sub-vertical shaft			
Advance	45	29	74
Depth to date	880	835	880
Station cutting	36	20	56
JOEL MINE			
Taung North Shaft			
Advance	71	112	183
Depth to date (below collar)	1 187	1 116	1 187
MPONENG MINE			
Sub Shaft 1			
Advance	35	95	130
Depth to date	1 149	1 114	1 149

SHAFT SINKING

SHAFT SINKING (feet)	Quarter ended June 1999	Quarter ended March 1999	Six months ended June 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	66	26	92
Depth to date (below collar)	7 913	7 847	7 913
Rock / ventilation sub-vertical shaft			
Advance	148	95	243
Depth to date	2 887	2 740	2 887
Station cutting	118	66	184
JOEL MINE			
Taung North Shaft			
Advance	234	366	600
Depth to date (bellow collar)	3 889	3 655	3 889
MPONENG MINE			
Sub Shaft 1			
Advance	116	313	429
Depth to date	3 771	3 655	3 771

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 1999

	Advance		METRIC Sampled					
	metres	metres	channel	gold		uranium		
			width cm	g/t	cm.g/t	kg/t	cm.kg/t	
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	5 246	512	111.80	26.27	2 937	1.04	116.30	
"C" reef	685	276	10.40	83.56	869	2.89	30.03	
Kopanang Mine								
Vaal reef	10 055	996	14.20	123.10	1 748	4.16	59.08	
"C" reef	117	64	33.10	231.80	7 671	3.48	115.26	
Tau Lekoa Mine								
Ventersdorp Contact reef	5 688	928	90.68	11.56	1 048	0.14	12.58	
Moab Khotsong Mine								
Vaal reef	1 055	-	-	-	-	-	-	
FREE STATE								
Bambanani Mine								
Basal reef	3 513	300	86.00	8.12	698	0.06	4.95	
Tshepong Mine								
Basal reef	5 524	816	19.80	85.39	1 689	1.41	27.96	
"B" reef	172	80	148.90	64.85	966	0.09	13.71	
Matjhabeng Mine								
Basal reef	1 299	144	19.40	29.47	571	0.80	15.47	
"A" reef	261	16	100.00	6.97	697	0.36	36.07	
Taung South Shaft								
(previously Joel No. 3 shaft)								
Beatrix VS 5 Composite reef	2 321	765	87.70	9.66	847	-	-	
WEST WITS								
TauTona Mine (East Mine)								
Ventersdorp Contact reef	4	-	-	-	-			
Carbon Leader reef	3 566	158	32.20	33.91	1 092			
Savuka Mine (West Mine)								
Ventersdorp Contact reef	77	77	24.89	4.40	866			
Mponeng Mine (South Mine)								
Ventersdorp Contact reef	5 739	784	79.80	20.48	1 634			
Elandsrand								
Ventersdorp Contact reef	5 142	838	48.60	19.09	928			
Deelkraal								
Ventersdorp Contact reef	1 097	200	145.00	4.67	677			
(plus footwall bands)								

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 1999

	Advance	Sampled (IMPERIAL)					
	feet	feet	channel width inches	gold oz/t	gold ft.oz/t	uranium lb/t	uranium ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	17 211	1 680	44.02	0.77	2.81	2.08	7.63
"C" reef	2 246	906	4.09	2.44	0.83	5.77	1.97
Kopanang Mine							
Vaal reef	32 990	3 268	5.59	3.59	1.67	8.32	3.88
"C" reef	384	210	13.03	6.76	7.34	6.96	7.56
Tau Lekoa Mine							
Ventersdorp Contact reef	18 661	3 045	35.70	0.34	1.00	0.28	0.83
Moab Khotsong Mine							
Vaal reef	3 462	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	11 526	984	33.86	0.24	0.67	0.12	0.32
Tshepong Mine							
Basal reef	18 123	2 677	7.80	2.49	1.62	2.82	1.83
"B" reef	564	262	58.62	1.89	9.24	0.18	0.90
Matjhabeng Mine							
Basal reef	4 262	472	7.64	0.86	0.55	1.60	1.02
"A" reef	856	52	39.37	0.20	0.67	0.72	2.37
Taung South Shaft							
(previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	7 615	2 510	34.53	0.28	0.81	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	13	-	-	-	-		
Carbon Leader reef	11 699	518	12.68	0.99	1.04		
Savuka Mine (West Mine)							
Ventersdorp Contact reef	253	253	9.80	0.13	0.10		
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	18 829	2 572	31.42	0.60	1.56		
Elandsrand							
Ventersdorp Contact reef	16 869	2 748	19.13	0.56	0.89		
Deelkraal							
Ventersdorp Contact reef (plus footwall bands)	3 599	656	57.09	0.14	0.65		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                 Name: C R Bull
                                                 Title: Company Secretary